2108 N St., Suite 4254
Sacramento, California 95816

July 8, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Pearlyne Paulemon, Division of Corporation Finance, Office of Real Estate & Construction

Re:	DevvStream Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-286070
Request for Acceleration

Dear Ms. Paulemon:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 10, 2025 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Julio Esquivel, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2325.

Very truly yours,

By:	/s/ Sunny Trinh
Name: Sunny Trinh
Title: Chief Executive Officer

cc: Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP